

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2007

Mr. Srinivasan Venkatakrishnan
Executive Director, Finance
AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg, South Africa 2001

> **Re: AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 20, 2006**
> **Response letter dated February 8, 2007**
> **File No. 1-14846**

Dear Mr. Venkatakrishnan:

We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Regulation S-X, Rule 3-09 Financial Statements, page F-85

1.   Please provide the accounting policy disclosure requested in prior comment number four from our letter dated December 28, 2006. Please contact us if you wish to discuss this matter further.

2.   In your response to comment five from our comment letter dated December 28, 2006, you explain that once proven and probable reserves have been established, that property is no longer considered to be in the exploration stage; therefore incremental costs are treated as development activities and capitalized under both IFRS and U.S. GAAP. In your proposed disclosure revisions, you explain that exploration costs on greenfields and brownfields sites are expensed until generally the establishment or increase of proved and probable reserves. After this point expenditures are capitalized as mine development costs. As noted in our previous comment five, exploration costs for U.S. GAAP purposes are

expensed as incurred regardless of the stage of a projects development or the existence of reserves. Therefore, it is not clear form your proposed disclosure revisions if your accounting policy for exploration costs is consistent with U.S. GAAP. As such, please revise your disclosures to clearly state whether for U.S. GAAP purposes, all exploration costs are expensed as incurred. If not, please revise your financial statements and related disclosures accordingly.

Please also tell us the extent to which AngloGold Ashanti Limited's accounting policy for exploration costs is the same as that discussed within these financial statements. Please contact us if you wish to discuss this matter further.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Jill Davis
Branch Chief